                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 URS Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)
                    Common Stock, Par Value $0.01 Per Share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    903236107
                                 --------------
                                 (CUSIP Number)

                    EG&G Technical Services Holdings, L.L.C.
                              c/o The Carlyle Group
                  1001 Pennsylvania Avenue, NW, Suite 220 South
                           Washington, D.C. 20004-2505
                            Attn: Joseph E. Lipscomb
                               Phone: 202-347-2626

                                 with a copy to:

                                Latham & Watkins
                      555 Eleventh Street, N.W., Suite 1000
                             Washington, D.C. 20004
                          Attn: Daniel T. Lennon, Esq.
                               Phone: 202-637-2200

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 August 22, 2002
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:  TCG Holdings, L.L.C.

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 54-1686011

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                         7   SOLE VOTING POWER

                                             7,064,034
                                   ---------------------------------------------
      NUMBER OF SHARES                   8   SHARED VOTING POWER
        BENEFICIALLY
       OWNED BY EACH
                                   ---------------------------------------------
      REPORTING PERSON                   9   SOLE DISPOSITIVE POWER
          WITH                               7,064,034
                                   ---------------------------------------------
                                        10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,064,034

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO (Limited Liability Company)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:  TC Group, L.L.C.

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 54-1686957

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
                                        7       SOLE VOTING POWER

                                                7,064,034
                                   ---------------------------------------------
       NUMBER OF SHARES                 8       SHARED VOTING POWER
        BENEFICIALLY
       OWNED BY EACH
                                   ---------------------------------------------
      REPORTING PERSON                  9       SOLE DISPOSITIVE POWER
         WITH
                                                 7,064,034
                                   ---------------------------------------------
                                        10      SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,064,034
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO (Limited Liability Company)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON:  Carlyle Partners II, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  51-0357731

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS
         OO                                                             [_]
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                               7    SOLE VOTING POWER

                                    2,134,356
                             ---------------------------------------------------
      NUMBER OF SHARES         8    SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY EACH
                             ---------------------------------------------------
      REPORTING PERSON         9    SOLE DISPOSITIVE POWER
           WITH
                                    2,134,356
                             ---------------------------------------------------
                               10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,134,356
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [_]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.7%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON:  Carlyle SBC Partners II, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  51-0369721

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                         7    SOLE VOTING POWER

                                              97,055
                                   ---------------------------------------------
            NUMBER OF SHARES
              BENEFICIALLY               8    SHARED VOTING POWER
              OWNED BY EACH
                                   ---------------------------------------------
             REPORTING PERSON            9    SOLE DISPOSITIVE POWER
                   WITH
                                              97,055
                                   ---------------------------------------------

                                        10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         97,055
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [_]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:  State Board of Administration of Florida

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  52-2038314

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                       (b) [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [_]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Instrumentality of the State of Florida
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER

                                               904,051
                                   ---------------------------------------------
           NUMBER OF SHARES             8     SHARED VOTING POWER
             BENEFICIALLY
            OWNED BY EACH
                                   ---------------------------------------------
          REPORTING PERSON              9     SOLE DISPOSITIVE POWER
                WITH
                                              904,051
                                   ---------------------------------------------
                                        10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           904,051
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.8%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:  Carlyle Investment Group, L.P.

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  51-0357730
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [_]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER

                                              2264
                                   ---------------------------------------------
         NUMBER OF SHARES               8     SHARED VOTING POWER
           BENEFICIALLY
         OWNED BY EACH
                                   ---------------------------------------------
         REPORTING PERSON               9     SOLE DISPOSITIVE POWER
              WITH
                                              2264
                                   ---------------------------------------------
                                        10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2264
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           less than 0.01%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON:  Carlyle International Partners II, L.P.


        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  98-0153707

--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [_]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                                         7    SOLE VOTING POWER

                                              1,804,295
                                   ---------------------------------------------
           NUMBER OF SHARES              8    SHARED VOTING POWER
            BENEFICIALLY
           OWNED BY EACH
                                   ---------------------------------------------
          REPORTING PERSON               9    SOLE DISPOSITIVE POWER
               WITH
                                              1,804,295
                                   ---------------------------------------------
                                        10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,804,295
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           [_]

--------------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:  Carlyle International Partners III, L.P.

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  98-0153592

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [_]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                                         7     SOLE VOTING POWER

                                               96,551
                                    --------------------------------------------
              NUMBER OF SHARES           8     SHARED VOTING POWER
               BENEFICIALLY
               OWNED BY EACH
                                    --------------------------------------------
             REPORTING PERSON            9     SOLE DISPOSITIVE POWER
                  WITH
                                               96,551
                                    --------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           96,551
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.3%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:  C/S International Partners

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0160490

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [_]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                                        7        SOLE VOTING POWER

                                                 404,142
                                   ---------------------------------------------
            NUMBER OF SHARES            8        SHARED VOTING POWER
              BENEFICIALLY
              OWNED BY EACH
                                   ---------------------------------------------
            REPORTING PERSON            9        SOLE DISPOSITIVE POWER
                  WITH
                                                 404,142
                                   ---------------------------------------------
                                        10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           404,142
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:  Carlyle-EG&G Partners, L.P.

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  51-0392269

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [_]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                        7        SOLE VOTING POWER

                                                 441,655
                                   ---------------------------------------------
            NUMBER OF SHARES            8        SHARED VOTING POWER
             BENEFICIALLY
             OWNED BY EACH
                                   ---------------------------------------------
            REPORTING PERSON            9        SOLE DISPOSITIVE POWER
                   WITH
                                                 441,655
                                   ---------------------------------------------
                                        10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           441,655
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [_]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.4%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON:  Carlyle-EG&G International Partners, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                       (b) [X]

--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [_]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                        7    SOLE VOTING POWER

                                             161,963
                                   ---------------------------------------------
         NUMBER OF SHARES               8    SHARED VOTING POWER
          BENEFICIALLY
         OWNED BY EACH
                                   ---------------------------------------------
        REPORTING PERSON                9    SOLE DISPOSITIVE POWER
              WITH
                                             161,963
                                   ---------------------------------------------
                                       10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         161,963
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [_]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:  Carlyle High Yield Partners, L.P.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 52-2175223
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [_]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER

                                              253,509
                                  ----------------------------------------------
            NUMBER OF SHARES            8     SHARED VOTING POWER
              BENEFICIALLY
             OWNED BY EACH
                                  ----------------------------------------------
            REPORTING PERSON            9     SOLE DISPOSITIVE POWER
                  WITH
                                              253,509
                                  ----------------------------------------------
                                       10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          253,509
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.8%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON:  Carlyle-EG&G Partners II, L.P.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                             (b) [X]

--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [_]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                      7   SOLE VOTING POWER

                                          161,179
                                 -----------------------------------------------
               NUMBER OF SHARES       8   SHARED VOTING POWER
                 BENEFICIALLY
                 OWNED BY EACH
                                 -----------------------------------------------
                REPORTING PERSON      9   SOLE DISPOSITIVE POWER
                      WITH
                                          161,179
                                 -----------------------------------------------
                                     10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        161,179
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                        [_]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.5%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON:  Carlyle-LSS Partners, L.P.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 52-2057944

--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                             (b) [X]

--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [_]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER

                                        48,854
                                 -----------------------------------------------
           NUMBER OF SHARES         8   SHARED VOTING POWER
             BENEFICIALLY
             OWNED BY EACH
                                 -----------------------------------------------
             REPORTING PERSON       9   SOLE DISPOSITIVE POWER
                  WITH
                                        48,854
                                 -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        48,854
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                        [_]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.2%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON: Carlyle-LSS International Partners, L.P.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [_]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                177,133
                     -----------------------------------------------------------
  NUMBER OF SHARES        8     SHARED VOTING POWER

    BENEFICIALLY
                     -----------------------------------------------------------
   OWNED BY EACH          9     SOLE DISPOSITIVE POWER

  REPORTING PERSON              177,133
                     -----------------------------------------------------------
       WITH              10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          177,133
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.6%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON: TCG High Yield, L.L.C.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 52-2175223

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [_]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                253,509
                     -----------------------------------------------------------
  NUMBER OF SHARES        8     SHARED VOTING POWER

    BENEFICIALLY
                     -----------------------------------------------------------
   OWNED BY EACH          9     SOLE DISPOSITIVE POWER

  REPORTING PERSON              253,509
                     -----------------------------------------------------------
       WITH              10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          253,509
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.8%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO (Limited Liability Company)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON: TCG High Yield Holdings, L.L.C.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [_]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                253,509
                     -----------------------------------------------------------
  NUMBER OF SHARES        8     SHARED VOTING POWER

    BENEFICIALLY
                     -----------------------------------------------------------
   OWNED BY EACH          9     SOLE DISPOSITIVE POWER

  REPORTING PERSON              253,509
                     -----------------------------------------------------------
       WITH              10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          253,509
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.8%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO (Limited Liability Company)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON: Carlyle Investment Management, L.L.C.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 52-1988385

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [_]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                904,051
                     -----------------------------------------------------------
  NUMBER OF SHARES        8     SHARED VOTING POWER

    BENEFICIALLY
                     -----------------------------------------------------------
   OWNED BY EACH          9     SOLE DISPOSITIVE POWER

  REPORTING PERSON              904,051
                     -----------------------------------------------------------
       WITH              10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          904,051
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.8%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO (Limited Liability Company)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON: TC Group II, L.L.C.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 54-1686957

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [_]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                4,536,399
                     -----------------------------------------------------------
  NUMBER OF SHARES        8     SHARED VOTING POWER

    BENEFICIALLY
                     -----------------------------------------------------------
   OWNED BY EACH          9     SOLE DISPOSITIVE POWER

  REPORTING PERSON              4,536,399
                     -----------------------------------------------------------
       WITH              10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,536,399
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO (Limited Liability Company)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON: EG&G Technical Services Holdings, L.L.C.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 03-0478046

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [_]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                7,064,034
                     -----------------------------------------------------------
  NUMBER OF SHARES        8     SHARED VOTING POWER

    BENEFICIALLY
                     -----------------------------------------------------------
   OWNED BY EACH          9     SOLE DISPOSITIVE POWER

  REPORTING PERSON              7,064,034
                     -----------------------------------------------------------
       WITH              10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,064,034
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO (Limited Liability Company)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON: Carlyle-EG&G, L.L.C.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [_]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                5,264,809
                     -----------------------------------------------------------
  NUMBER OF SHARES        8     SHARED VOTING POWER

    BENEFICIALLY
                     -----------------------------------------------------------
   OWNED BY EACH          9     SOLE DISPOSITIVE POWER

  REPORTING PERSON              5,264,809
                     -----------------------------------------------------------
       WITH              10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,264,809
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.5%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO (Limited Liability Company)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.      Security and Issuer.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of URS Corporation, a Delaware corporation ("URS"), which has its principal executive offices at 100 California Street, Suite 500, San Francisco, California 94111.

Item 2.      Identity and Background.

(a) - (c), (f). This statement is being filed jointly by (i) TCG Holdings, L.L.C., a Delaware limited liability company ("TCG Holdings"); (ii) TC Group, L.L.C., a Delaware limited liability company ("TC Group"); (iii) Carlyle Partners II, L.P., a Delaware limited partnership ("CPII"); (iv) Carlyle SBC Partners II, L.P., a Delaware limited partnership ("CSBC"); (v) State Board of Administration of Florida, Instrumentality of the State of Florida ("SBAF");
(vi) Carlyle Investment Group, L.P., a Delaware limited partnership ("CIG");
(vii) Carlyle International Partners II, L.P., a Cayman Islands exempted limited partnership ("CIPII"); (viii) Carlyle International Partners III, L.P., a Cayman Islands exempted limited partnership ("CIPIII"); (ix) C/S International Partners, a Cayman Islands partnership ("C/S"); (x) Carlyle-EG&G Partners, L.P., a Delaware limited partnership ("Carlyle Partners LP"); (xi) Carlyle-EG&G International Partners, L.P., a Cayman Islands exempted limited partnership ("Carlyle International Partners LP"); (xii) Carlyle High Yield Partners, L.P., a Delaware limited partnership ("CHYP"); (xiii) Carlyle-EG&G Partners II, L.P., a Delaware limited partnership ("Carlyle Partners II LP"); (xiv) Carlyle-LSS Partners, L.P., a Delaware limited partnership ("Carlyle LSS LP"); (xv) Carlyle-LSS International Partners, L.P., a Cayman Islands exempted limited partnership ("Carlyle LSS International LP"); (xvi) TCG High Yield, L.L.C., a Delaware limited liability company ("TCG High Yield"); (xvii) TCG High Yield Holdings, L.L.C., a Delaware limited liability company ("TCG High Yield Holdings"); (xviii) Carlyle Investment Management, L.L.C., a Delaware limited liability company ("CIM"); (xix) TC Group II, L.L.C., a Delaware limited liability company ("TC Group II"); (xx) EG&G Technical Services Holdings, L.L.C., a Delaware limited liability company ("Holdings LLC") and (xxi) Carlyle-EG&G, L.L.C., a Delaware limited liability company ("Carlyle LLC") (collectively, the "Reporting Persons").

         TC Group exercises investment discretion and control over the shares held by the Reporting Persons through its capacity as the sole general partner of certain of the Reporting Persons or through its wholly-owned subsidiary TC Group II. Specifically, TC Group is the sole general partner of CIG, Carlyle Partners LP, Carlyle International Partners LP, Carlyle Partners II LP, Carlyle LSS LP, and Carlyle LSS International LP. TC Group II is the sole general partner of CPII, CSBC, CIPII, CIPIII and C/S. TCG High Yield is the sole general partner of CHYP. TCG High Yield Holdings is the sole managing member of TCG High Yield. TC Group is the sole managing member of TCG High Yield Holdings and CIM. TCG Holdings is the sole managing member of TC Group. CIM acts as investment advisor and manager with authority and responsibility to invest certain assets on behalf of SBAF. CPII, CSBC, SBAF, CIG, CIPII, CIPIII, C/S, Carlyle Partners LP, Carlyle International Partners LP, CHYP, Carlyle Partners II LP, Carlyle LSS LP and Carlyle LSS International LP ("Holdings LLC Members") are the members of Holdings LLC and collectively control Holdings LLC. Holdings LLC is the sole member of Carlyle LLC. Accordingly, (i) TC Group II may be deemed to be a beneficial owner of shares of Common Stock owned beneficially by CPII, CSBC, CIPII, CIPIII and C/S; (ii) TCG High Yield and TCG High Yield Holdings each may be deemed to be a beneficial owner of shares of Common Stock owned beneficially by CHYP; (iii) CIM may be deemed to be a beneficial owner of shares of Common Stock owned beneficially by SBAF; (iv) TC Group and TCG Holdings each may be deemed to be a beneficial owner of the shares of Common Stock owned beneficially or of by record by each of the Reporting Persons; (v) Holdings LLC Members may be deemed to be beneficial owners of shares of Common Stock owned of record by Holdings LLC; and (vi) Holdings LLC and Holdings LLC Members may be deemed to be beneficial owners of shares of Common Stock owned of record by Carlyle LLC.

         William E. Conway, Jr., Daniel A. D'Aniello, and David M. Rubenstein, are managing members (the "TCG Holdings Managing Members") of TCG Holdings and, in such capacity, may be deemed to share beneficial ownership of shares of Common Stock beneficially owned by TCG Holdings. Such individuals expressly disclaim any such beneficial ownership. Each of these TCG Holdings Managing Members is a citizen and resident of the United States.

         Leslie L. Armitage, James A. Attwood, James A. Baker, III, Frank C. Carlucci, Peter J. Clare, William E. Conway, Jr., Robert W. Dahl, Daniel A. D'Aniello, Richard G. Darman, Robert E. Grady, John F. Harris, Allan M. Holt, Tony Jansz, Michael B. Kim, Jack S. Mann, Jean-Pierre Millet, Jerome H. Powell, Bruce E. Rosenblum, David M. Rubenstein, Robert G. Stuckey, Glenn A. Youngkin, Michael J. Zupon, Joseph E. Lipscomb, and Afsaneh Beshloss are executive officers of TC Group (the "Carlyle Officers"). The Carlyle Officers, with the exception of Joseph E. Lipscomb, are also executive officers and members of TCG Holdings. Each of the Carlyle Officers is a citizen and resident of the United States, except Tony Jansz, who is a citizen of Australia, Jean-Pierre Millet, who is a citizen of France, and Afsaneh Beshloss, who is a citizen of Iran.

         The address of the principal business and principal office of TCG Holdings, TC Group, CPII, CSBC, SBAF, CIG, Carlyle Partners LP, Carlyle Partners II LP, Carlyle LSS LP, CIM, TC Group II, the TCG Holdings Managing Members, the Carlyle Officers, Holdings LLC and Carlyle LLC is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505. The principal business and principal office address of CHYP, TCG High Yield and TCG High Yield Holdings is c/o The Carlyle Group, 520 Madison Avenue, 41/st/ Floor, New York, New York 10022. The principal business and principal office address of CIPII, CIPIII, C/S, Carlyle International Partners LP and Carlyle LSS International LP is c/o Coutts & Co., P.O. Box 707, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.

         (d) - (e). To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding was or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.


         Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 16, 2002, by and among URS, URS Holdings, Inc. ("EG&G Merger Sub"), URS-LSS Holdings, Inc. ("Lear Merger Sub"), Carlyle-EG&G Holdings Corp. ("EG&G"), Lear Seigler Services, Inc. ("Lear") and Holdings LLC, URS effected, on August 22, 2002, the acquisition of Lear and EG&G by their merger with and into Lear Merger Sub and EG&G Merger Sub, respectively (the "Mergers"). The Merger Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. As consideration in the Mergers, Holdings LLC and Carlyle LLC received cash consideration in addition to Common Stock and shares of Series D Convertible Participating Preferred Stock ("Series D Preferred"). URS will seek stockholder approval for the conversion of the Series D Preferred into Common Stock at a special meeting expected to be held in October 2002.

Item 4.      Purpose of Transaction.

         On August 22, 2002, pursuant to the Merger Agreement, the Reporting Persons acquired (i) shares of Common Stock of URS and (ii) shares of Series D Preferred which are convertible into shares of Common Stock. Certain of the shares of Series D Preferred are currently held in escrow (the "Escrowed Shares") pursuant to an Escrow Agreement (the "Escrow Agreement") dated as of August 22, 2002, by and among URS, EG&G Merger Sub, Lear Merger Sub, Holdings LLC and State Street Bank and Trust

Company of California. The Escrow Agreement is attached hereto as Exhibit H and any description of thereof is qualified in its entirety by reference thereto. Under the terms of the Escrow Agreement, the escrow agent shall cause to be voted all of the Escrow Shares pursuant to the instructions from Holdings LLC and Carlyle LLC in proportion to their relative ownership.

         The Certificate of Designations of the Series D Preferred is attached hereto as Exhibit E and any description of the terms of the Series D Preferred is qualified in its entirety by reference thereto. Upon obtaining the approval of stockholders of URS, each share of Series D Preferred is automatically convertible into shares of Common Stock at a conversion price of $22.1835, subject to adjustment in certain circumstances set forth in the certificate of designations. In the event that the stockholders of URS do not approve such conversion prior to February 18, 2003, the holders of Series D Preferred have the option to convert each share of Series D Preferred into one share of Series E Senior Cumulative Convertible Participating Preferred Stock (the "Series E Preferred"). The Certificate of Designations of the Series E Preferred is attached hereto as Exhibit F and any description of the terms of the Series E Preferred is qualified in its entirety by reference thereto.

         In connection with the consummation of the Mergers, on August 22, 2002, URS, Carlyle LLC, Holdings LLC and TC Group, (collectively, "Carlyle Entities") entered into a Management Rights and Standstill Agreement ("Standstill Agreement"). The Standstill Agreement is attached hereto as Exhibit C, and any description thereof is qualified in its entirety by reference thereto. In accordance with the terms of the Standstill Agreement, the parties agreed, among other things, until such time that the Carlyle Entities and their affiliates no longer collectively own or control at least 10% of the voting securities of URS, the Carlyle Entities shall have certain management rights, including: (i) the right to designate one individual nominee to the URS Board of Directors; (ii) the right to consult with URS management regarding operating and financial matters; (iii) the right to examine the books and records of URS; (iv) the right to have an individual designated by the Carlyle Entities and acceptable to URS attend and observe meetings of the Board; and (v) the right to receive, upon written request, such financial and other information concerning URS and its subsidiaries in order to comply with applicable venture capital operating company regulations.

         Under the terms of the Standstill Agreement, the Carlyle Entities agreed, among other things, until such time that the Carlyle Entities and their affiliates no longer collectively own or control at least 10% of the voting securities of URS, that, during the term of the Standstill Agreement, without the prior written consent of URS, no Carlyle Entity and no investment partnership in which TC Group LLC or one of its wholly owned subsidiaries is a general partner will, in any manner, directly or indirectly: (i) acquire, publicly announce an intention to acquire, publicly offer or propose to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, beneficial ownership of any voting securities, or direct or indirect rights or options to acquire any voting securities if, as a result of such acquisition, the Carlyle Entities and their affiliates would beneficially own or have the right to acquire voting securities representing more than 30% of the issued and outstanding voting securities, except for the securities acquired pursuant to the Merger Agreement, or issuable upon conversion of the securities acquired pursuant to the Merger Agreement; (ii) seek, except under certain limited circumstances, representation on the Board of URS; (iii) make any public announcement or proposal with respect to a merger or other business combination, sale or transfer of substantially all of the assets, recapitalization, dividend, share repurchase, liquidation or other extraordinary corporate transaction with URS or any other transaction that would result in a change of control of URS; or
(iv) make, except under certain limited circumstances, any solicitation of proxies or stockholder proposals with respect to voting securities of URS. In addition, each Carlyle Entity agreed, except under limited circumstances where consent by URS is not needed, that it shall not, directly or indirectly, sell or transfer beneficial ownership of any voting securities if, as a result of such sale or transfer, the transferee, together with its affiliates, would beneficially own 15% or more of the voting securities.

         In connection with the consummation of the Mergers, on August 22, 2002, URS, Blum Strategic Partners, L.P., Blum Capital Partners, L.P., Carlyle LLC, and Holdings LLC also entered into a Registration Rights Agreement ("Registration Agreement"). The Registration Agreement is attached hereto as Exhibit D, and any description thereof is qualified in its entirety by reference thereto. Among other things, the Registration Agreement subject to its terms (i) provides the right of holders of Common Stock, including Common Stock issuable upon the conversion of Series D Preferred or Series E Preferred, to demand registration of their shares of such stock and select the underwriter therefore subject to the consent of URS and (ii) provides the right of holders of Common Stock, including Common Stock issuable upon the conversion of Series D Preferred or Series E Preferred, and holders of Series E Preferred in the event shares of Series D Preferred are converted into shares of Series E Preferred, to have their shares of such stock included in a registration statement filed by URS.

         The following is a description of certain terms of the Series D Preferred and Series E Preferred:

         Liquation Preference. Holders of Series D Preferred have a liquidation preference of $467.3343 per share, plus all accrued and unpaid dividends. Holders of Series E Preferred have a liquidation preference of $467.3343 per share, plus all accrued and unpaid dividends, minus the aggregate amount of all dividends paid on account of accrued and unpaid dividends previously added to the liquidation preference (the "Liquidation Preference"). No distributions may be made to holders of Common Stock of URS until the holders of Series D Preferred and Series E Preferred have received the liquidation preference.

         Dividends. Holders of Series D Preferred are entitled to receive any dividend or distribution (other than a dividend payable solely in shares of Common Stock) that would have been payable on shares of Common Stock issuable upon conversion of the Series D Preferred. Holders of Series E Preferred are entitled to receive cumulative dividends, compounded quarterly, at the rate of
12.5 % per annum; provided, that, until the affirmative shareholders' vote to approve the issuance of shares of Common Stock issuable upon conversion of the Series D Preferred, the dividend rate shall increase by 2% per annum upon the expiration of each subsequent 90-day period after February 18, 2003 (up to a maximum of 22.5% per annum). With respect to Series E Preferred, dividends on such Series E Preferred are payable in cash.

         Redemption. Subject to the terms of the senior debt of URS, holders of Series E Preferred have the right to require URS to redeem such shares of Series E Preferred, on or after the earlier of (i) August 31, 2007 and (ii) the date immediately following the date on which URS' senior debt is paid in full, at a redemption price equal to the liquidation preference plus all cumulative accrued and unpaid dividends from the beginning of the relevant dividend period to the redemption date.

         Voting Rights. In addition to any voting rights provided by law, during such time that at least 25% of the Series D Preferred are outstanding, the affirmative vote of a majority of the holders of Series D Preferred is required prior to certain corporate actions as set forth in the Certificate of Designations for the Series D Preferred. In addition to any voting rights provided by law, during such time that at least 25% of the Series E Preferred are outstanding, the affirmative vote of a majority of the holders of Series E Preferred is required under certain circumstances as set forth in the Certificate of Designations for the Series E Preferred. Holders of Series D Preferred and Series E Preferred are entitled to one vote for each share held.

         The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Certificate of Designations for Series D Preferred and the Certificate of Designations for Series E Preferred, a copy of each of which has been filed as an Exhibit to this Schedule 13D and is incorporated herein by reference.

         All securities held by the Reporting Persons are held by the Reporting Persons for investment purposes. Subject to the terms of the Standstill Agreement, each Reporting Person may acquire from time to time additional securities (including shares of Common Stock) of URS in the open market or in privately negotiated transactions, by exchange offer or otherwise. Subject to the terms of the Standstill Agreement, each Reporting Person may, from time to time, retain or sell all or a portion of his holdings of the securities of URS in the open market, pursuant to a registered public offering or in privately negotiated transactions, including, by way of distribution of some or all of the securities to their partners or members, as applicable, the conversion of Series D Preferred into Common Stock or Series E Preferred, as applicable, and the conversion of Series D Preferred or Series E Preferred into Common Stock. Any actions that any Reporting Person might undertake will be dependent upon such person's review of numerous factors, including, among other things, the availability of securities of URS (including Common Stock) for purchase and the price levels of such shares; trading prices of URS' Common Stock; general market and economic conditions; ongoing evaluation of URS' business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of management and the Board of Directors of URS; and other future developments.

Item 5.       Interest in Securities of the Issuer.

         (a) The Reporting Persons beneficially own 7,064,034 shares of Common Stock, including 2,106,675 shares of Common Stock issuable upon conversion of Series D Preferred, representing approximately 22.1% of the outstanding Common Stock (percentage based on the denominator of 31,974,386 shares of Common
Stock, which includes, (i) 19,065,248 shares of Common Stock outstanding as of June 3, 2002, as reported in URS' Form 10-Q for the three months ended April 30, 2002, (ii) 5,845,104 shares of Common Stock issued upon conversion of URS' Series B Exchangeable Convertible Preferred Stock, as reported in such Form 10-Q and (iii) 7,064,034 shares of Common Stock issued in the Mergers, including Common Stock issuable upon conversion of Series D Preferred). Conversion of Series D Preferred assumes approval by URS stockholders as required under the Certificate of Designations for the Series D Preferred. The number of shares of Common Stock into which shares of Series D Preferred are convertible may be increased upon the occurrence of certain events as described in Item 4. See also the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

         (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

         (c) The Reporting Persons have not engaged in any transactions in any shares of Common Stock of URS during the past sixty days, other than the acquisition of shares of Common Stock in the Mergers reported herein.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

         The response to Item 3 and Item 4 are incorporated herein by reference.

         In connection with the Merger Agreement, on July 16, 2002, URS, Holdings LLC and Carlyle LLC entered into a Voting Agreement (the "Voting Agreement"). The Voting Agreement is attached hereto as Exhibit G, and any description thereof is qualified in its entirety by reference thereto. Pursuant to the Voting Agreement, Holdings LLC and Carlyle LLC have agreed to vote all of the shares of Common Stock received by each of Holdings LLC and Carlyle LLC pursuant to the Merger Agreement to approve the issuance of Common Stock upon the conversion of the Series D Preferred.

Item 7. Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement, dated September 3rd, 2002.

Exhibit B:  Agreement and Plan of Merger dated as of July 16, 2002 among URS,
            EG&G Merger Sub, Lear Merger Sub, EG&G, Lear and Holdings LLC.

Exhibit C:  Management Rights and Standstill Agreement dated as of August 22,
            2002 among URS, Carlyle LLC, Holdings LLC and TC Group LLC.

Exhibit D:  Registration Rights Agreement dated as of August 22, 2002 among URS,
            Blum Strategic Partners, L.P., Blum Capital Partners, L.P., Carlyle LLC and Holdings LLC.

Exhibit E:  Certificate of Designations of Series D Senior Convertible
            Participating Preferred Stock.

Exhibit F:  Certificate of Designations of Series E Senior Cumulative
            Convertible Participating Preferred Stock.

Exhibit G:  Voting Agreement dated as of July 16, 2002 among URS, Holdings LLC,
            Carlyle LLC, Blum Capital Partners, L.P., Blum Strategic Partners, L.P., BK Capital Partners IV, L.P., Stinson Capital Partners III, L.P., Stinson Capital Partners II, L.P., Stinson Capital Partners, L.P., and Stinson Capital Fund (Cayman), Ltd.

Exhibit H:  Escrow Agreement dated as of August 22, 2002, by and among URS, EG&G
            Merger Sub, Lear Merger Sub, Holdings LLC and State Street Bank and Trust Company of California.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 3rd, 2002

                               TCG HOLDINGS, L.L.C.

                               By:  /s/ Joseph E. Lipscomb
                                    ------------------------------------------
                                    Joseph E. Lipscomb, Managing Director


                               TC GROUP, L.L.C.

                               By:  TCG Holdings, L.L.C., its Managing
                                    Member

                               By:  /s/ Joseph E. Lipscomb
                                    ------------------------------------------
                                    Joseph E. Lipscomb, Managing Director


                               CARLYLE PARTNERS II, L.P.

                               By:  TC Group II, L.L.C., its General Partner

                               By:  TC Group, L.L.C., its Managing Member

                               By:  TCG Holdings, L.L.C., its Managing Member

                               By:  /s/ Joseph E. Lipscomb
                                    ------------------------------------------
                                    Joseph E. Lipscomb, Managing Director


                               CARLYLE SBC PARTNERS II, L.P.

                               By:  TC Group II, L.L.C., its General Partner

                               By:  TC Group, L.L.C., its General Partner

                               By:  TCG Holdings, L.L.C., its Managing Member

                               By:  /s/ Joseph E. Lipscomb
                                    -------------------------------------------
                                    Joseph E. Lipscomb, Managing Director

                                 STATE BOARD OF ADMINISTRATION OF FLORIDA

                                 separate account maintained pursuant to an Investment Management Agreement dated as of September 6, 1996 between the State Board of Administration of Florida, Carlyle Investment Group, L.P. and Carlyle Investment Management, L.L.C.

                                 By:  Carlyle Investment Management, L.L.C.,
                                      as Investment Manager

                                 By:  /s/ Allan M. Holt
                                      ------------------------------------------
                                      Allan M. Holt, Managing Director


                                 CARLYLE INVESTMENT GROUP, L.P.


                                 By:  TC Group, L.L.C., its General Partner

                                 By:  TCG Holdings, L.L.C., its Managing Member

                                 By:  /s/ Joseph E. Lipscomb
                                      ------------------------------------------
                                      Joseph E. Lipscomb, Managing Director


                                 CARLYLE INTERNATIONAL PARTNERS II, L.P.

                                 By:  TC Group II, L.L.C., its General Partner

                                 By:  TC Group, L.L.C., its General Partner

                                 By:  TCG Holdings, L.L.C., its Managing Member

                                 By:  /s/ Joseph E. Lipscomb
                                      ------------------------------------------
                                      Joseph E. Lipscomb, Managing Director


                                 CARLYLE INTERNATIONAL PARTNERS III, L.P.

                                 By:  TC Group II, L.L.C., its General Partner

                                 By:  TC Group, L.L.C., its General Partner

                                 By:  TCG Holdings, L.L.C., its Managing Member

                                 By:  /s/ Joseph E. Lipscomb
                                      ------------------------------------------
                                      Joseph E. Lipscomb, Managing Director

                             C/S INTERNATIONAL PARTNERS

                             By:   TC Group II, L.L.C., its General Partner

                             By:   TC Group, L.L.C., its General Partner

                             By:   TCG Holdings, L.L.C., its Managing Member

                             By:   /s/ Joseph E. Lipscomb
                                   ------------------------------------------
                                   Joseph E. Lipscomb, Managing Director


                             CARLYLE-EG&G PARTNERS, L.P.

                             By:   TC Group, L.L.C., its General Partner

                             By:   TCG Holdings, L.L.C., its Managing Member

                             By:   /s/ Joseph E. Lipscomb
                                   -------------------------------------------
                                   Joseph E. Lipscomb, Managing Director


                             CARLYLE-EG&G INTERNATIONAL PARTNERS, L.P.

                             By:   TC Group, L.L.C., its General Partner

                             By:   TCG Holdings, L.L.C., its Managing Member

                             By:   /s/ Joseph E. Lipscomb
                                   -------------------------------------------
                                   Joseph E. Lipscomb, Managing Director


                             CARLYLE HIGH YIELD PARTNERS, L.P.

                             By:   TCG High Yield, L.L.C., its General Partner

                             By:   TCG High Yield Holdings, L.L.C., its
                                   Managing Member

                             By:   TC Group, L.L.C., its Managing Member

                             By:   TCG Holdings, L.L.C., its Managing Member

                             By:   /s/ Joseph E. Lipscomb
                                   --------------------------------------------
                                   Joseph E. Lipscomb, Managing Director

                                       CARLYLE-EG&G PARTNERS II, L.P.

                                       By: TC Group, L.L.C., its General Partner

                                       By: TCG Holdings, L.L.C., its Managing
                                           Member

                                       By: /s/ Joseph E. Lipscomb
                                           -------------------------------------
                                           Joseph E. Lipscomb, Managing Director


                                       CARLYLE-LSS PARTNERS, L.P.

                                       By: TC Group, L.L.C., its General Partner

                                       By: TCG Holdings, L.L.C., its Managing
                                           Member

                                       By: /s/ Joseph E. Lipscomb
                                           -------------------------------------
                                           Joseph E. Lipscomb, Managing Director


                                       CARLYLE-LSS INTERNATIONAL PARTNERS, L.P.

                                       By: TC Group, L.L.C., its General Partner

                                       By: TCG Holdings, L.L.C., its Managing
                                           Member

                                       By: /s/ Joseph E. Lipscomb
                                           -------------------------------------
                                           Joseph E. Lipscomb, Managing Director


                                       TCG HIGH YIELD, L.L.C.

                                       By: TCG High Yield Holdings, L.L.C., its
                                           Managing Member

                                       By: TC Group, L.L.C., its Managing Member

                                       By: TCG Holdings, L.L.C., its Managing
                                           Member

                                       By: /s/ Joseph E. Lipscomb
                                           -------------------------------------
                                           Joseph E. Lipscomb, Managing Director


                                       TCG HIGH YIELD HOLDINGS, L.L.C.

                                       By: TC Group, L.L.C., its Managing Member

                                       By: TCG Holdings, L.L.C., its Managing
                                           Member

                                       By: /s/ Joseph E. Lipscomb
                                           -------------------------------------
                                           Joseph E. Lipscomb, Managing Director

                                   CARLYLE INVESTMENT MANAGEMENT, L.L.C.

                                   By: /s/ Allan M. Holt
                                       -----------------------------------------
                                       Allan M. Holt, Managing Director


                                   TC GROUP II, L.L.C.

                                   By: TC Group, L.L.C., its Managing Member

                                   By: TCG Holdings, L.L.C., its Managing Member

                                   By: /s/ Joseph E. Lipscomb
                                       -----------------------------------------
                                       Joseph E. Lipscomb, Managing Director


                                   CARLYLE-EG&G, L.L.C.

                                   By: /s/ Allan M. Holt
                                       -----------------------------------------
                                       Allan M. Holt, Chairman


                                   EG&G TECHNICAL SERVICES HOLDINGS, L.L.C.

                                   By: /s/ Joseph E. Lipscomb
                                       -----------------------------------------
                                       Joseph E. Lipscomb, Vice President